June 27, 2013
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant
Craig Arakawa
Nasreen Mohammed
George K. Schuler, Mining Engineer

Re:	Molycorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 18, 2012 Response Dated May 29, 2013 File No. 001-34827
Ladies and Gentlemen:
Molycorp, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 14, 2013 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) filed March 18, 2012.
Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.
Form 10-K for the Fiscal Year Ended December 31, 2012

1.
We note your response to comments 9 through 12 in which you propose to address these comments prospectively, such as reporting your ore reserves to coincide with your fiscal year end, mine and mill production along with stockpile changes and salable production, a description of your new mill facility’s operational transition, your construction and commissioning challenges, capital cost variances, schedule slippage, and external feedstock source quantity & quality for all your operating divisions in your future annual filings. Please provide a copy of the proposed sections, paragraphs or pages you intend to modify in your future filings along with any enhanced discussion, as necessary.

Response: In future Annual Reports on Form 10-K, we will report ore reserves to coincide with our fiscal year end under Part I, Item 2 Properties, section “Rare Earth Reserves and Non-Reserve Deposits”, subsection “Results”. We will report our mine and mill production along with stockpile changes and salable production for our fiscal year end in a new subsection named “Production Data” under Part I, Item 2 Properties, following the “Results” subsection. Our annual production data will include detail of mined and milled tonnage and grade, respectively, stockpile changes and grades, mill metallurgical recovery rate, concentrate production and grade, and internal/external production volumes.
In future Annual Reports on Form 10-K, we will provide a description of our new mill facility’s operational transition, schedule slippages, as applicable, within Part II, Item 7 Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”), section “Modernization and Expansion of our Molycorp Mountain Pass Facility”. Consistent with the disclosures included in our prior Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we will continue to report capital cost variances, as applicable, within the “Liquidity and Capital Requirements” note to the financial statements, and within the “Capital Investments” and “Liquidity and Capital Requirements” sections of the MD&A.
Finally, in future Annual Reports on Form 10-K, we will provide information pertaining to our product feed sources, quantity, and feedstock quality for all our operating divisions under Part I, Item 1 Business, subsection “Sources and Availability of Raw Materials”.
In the attached Exhibit A, please find a copy of the proposed sections and paragraphs mentioned above to illustrate how we intend to present them in our future Annual Reports on Form 10-K.
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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (303) 843-8040 or (416) 367-8588.

Very truly yours,

/s/ Michael F. Doolan
Michael F. Doolan
Executive Vice President and Chief Financial Officer

Exhibit A - Draft 2013 Form 10-K: Selected sections with proposed updated disclosures (in Italics).
PART I
ITEM 1.    BUSINESS.
Sources and Availability of Raw Materials
Note: Percentages next to a rare earth feedstock material indicate the level of REO content per metric ton (mt) of rare earth feedstock purchased. Percentages next to a rare metal feedstock material indicate the level of purity in that metal. The higher the percentage of REO or rare metal purity, the greater the quality of feedstock materials. In the case of a mixed feedstock materials, the percentages indicate the relative content of the mixed material.
Resources
The principal raw materials used by our Resources segment operations are energy (including electricity and natural gas), hydrochloric acid, sodium hydroxide and water.
In 2012, we built a new 24 megawatt Combined Heat and Power, or CHP, plant that utilizes natural gas to provide reliable electricity and steam to our Molycorp Mountain Pass facility. If we expand our production beyond the initial planned annual run rate of 19,050 mt of REO, we intend to add two additional turbines to the CHP plant to increase its capacity to 49 megawatts.
We use large amounts of hydrochloric acid and sodium hydroxide as chemicals to process REO at our Molycorp Mountain Pass facility. [NTD: Update on the chloralkali plant status and third-party purchase of hydrochloric acid and sodium hydroxide to be provided at year end.]
Our operations at Molycorp Mountain Pass also require significant quantities of water to process REO. However, in the third quarter of 2012, we started up our new water treatment plant that is helping us recycle process water that historically was treated as wastewater.  This technology puts us on track to achieving our goals of operating as a near-zero wastewater discharge facility and maintaining environmental superiority in rare earth production at our Molycorp Mountain Pass facility.  This technology also helps drive down our production costs.
Chemicals and Oxides
Main feedstock materials in this segment include rare earth carbonates and rare earth concentrates. Our JAMR and ZAMR facilities in China have been procuring their feedstock materials primarily from various producers over a number of years. Even though we believe there is an adequate supply of rare earth feedstock for our JAMR and ZAMR operations, we currently do not have long-term supply contracts with our main suppliers. In fiscal 2013, our JAMR facility purchased [ ] mt of enriched Europium clay with an average grade of [ ]% tREO, and our ZAMR facility procured [ ] mt of rare earth concentrate with an average grade of [ ]% tREO and [ ] mt of rare earth carbonate with an average grade of [ ]% tREO. During the period from June 12, 2012 (the day subsequent the closing of the Molycorp Canada acquisition) to December 31, 2012, our JAMR facility purchased 288 mt of enriched Europium clay with an average grade of 92% tREO, and our ZAMR facility procured 867 mt of rare earth concentrate with an average grade of 59% tREO and 1,243 mt of rare earth carbonate with an average grade of 44% tREO.
Within the Chemicals and Oxides segment, our Molycorp Silmet facility sourced the majority of light rare earth carbonates from a third-party supplier as follows: in fiscal 2013, [ ] mt with an average grade of [ ]% tREO, representing [ ]% of total feedstock material supply; in fiscal 2012, 1,615 mt with an average grade of 39% tREO, representing 88% of total feedstock material supply; and for the period from April 1 2011 to December 31, 2011, [ ] mt with an average grade of [ ]% tREO, or [ ]% of total feedstock material supply. The remainder of light rare earth carbonates used by Molycorp Silmet in 2013, 2012 and 2011 was shipped from our Molycorp Mountain Pass facility. The Molycorp Silmet's third-party supplier has been consistently delivering feedstock materials to our facility in Estonia on time over several years.

Prices for light rare earth carbonates generally follow the price trend of the light REEs, which have been very volatile during 2011, 2012 and 2013. China domestic prices for Lanthanum (“La”) and Cerium (“Ce”) increased, on average, by approximately 410%, respectively, during the first seven months of 2011; for the remainder of 2011, La price decreased by approximately 18% while the price for Ce decreased by approximately 33%. China domestic prices for La and Ce further decreased by approximately 55% and 60%, respectively, in 2012 and by approximately [ ]% and [ ]%, respectively, in 2013.
Magnetic Materials and Alloys
Main feedstock materials in this segment include: Neodymium (“Nd”) Metal 99% and Nd Oxide 99%, Praseodymium (“Pr”) Metal 99% and Pr Oxide 99%, mixed Nd 75% /Pr 25% in both 99% Metal and 99% Oxide form, Dysprosium (“Dy”) Metal 99%, Iron (“Fe”), mixed Dy Metal 90%/ Fe 10%, Iron-Boron (“FeB”), Samarium (“Sm”) and Cobalt (“Co”). In fiscal 2013, we acquired the following quantities of feedstock at our Magnetic Materials and Alloys segment: approximately [ ] mt of Nd Metal, [ ] mt of Nd Oxide, [ ] mt of Pr Metal, [ ] mt of Pr Oxide, [ ] mt of mixed Nd/Pr Metal, [ ] mt of Nd/Pr Oxide, [ ] mt of Dy Metal, [ ] mt of mixed DyFe Metal, [ ] mt of Fe, [ ] mt of FeB, [ ] mt of Sm and [ ] mt of Co. In fiscal 2012, we purchased the following quantities (a portion of rare earth metals and oxides are for the period from June 12, 2012 to December 31, 2012): approximately 307 mt of Nd Metal, 156 mt of Nd Oxide, 33 mt of Pr Metal, 16 mt of Pr Oxide, 513 mt of mixed Nd/Pr Metal, 40 mt of Nd/Pr Oxide, 0.1 mt of Dy Metal, 51 mt of mixed DyFe Metal, 360 mt of Fe, 50 mt of FeB, 30 mt of Sm and 200 mt of Co. The majority of rare earth metal feedstock, which represented approximately [ ]% and 55% of the total sourced feedstock materials in fiscal 2013 and 2012, respectively, was purchased primarily from four third-party suppliers, which have consistently delivered our feedstock materials on time over a number of years. With respect to the oxide feedstock materials, approximately [ ]% of the total source feedstock materials in fiscal 2013 and 10% in fiscal 2012 were sourced from our JAMR and ZAMR facilities in China. The oxide feedstock is generally converted into the corresponding metal form at our Molycorp Magnequench facilities. Our suppliers of Fe, FeB, Sm and Co feedstock materials have been very reliable over the past several years.
Prices for all REEs have been very volatile during 2011, 2012 and 2013. China domestic prices for Nd and Pr products increased, on average, by approximately 467% during the first seven months of 2011; then decreased by approximately 56% for the remainder of 2011, and further decreased by approximately 50% in 2012 and [ ]% in 2013. China domestic prices for Nd/Pr products increased, on average, by approximately 460% during the first seven months of 2011; then decreased by approximately 60% for the remainder of 2011, and further decreased by approximately 30% in 2012 and [ ]% in 2013. China domestic prices for Dy increased, on average, by approximately 783% during the first seven months of 2011; then decreased by approximately 41% for the remainder of 2011, and further decreased by approximately 59% in 2012 and [ ]% in 2013. Prices for Fe and FeB have been stable during the same periods relative to REEs prices. Prices for Sm and Co have been more volatile; we experienced ranges of 186%, 200% and [ ]% between the low and the high purchase price for Sm in 2011, 2012 and 2013, respectively, and ranges of 37%, 52% and [ ]% between the low and the high purchase price for Co in 2011, 2012 and 2013, respectively.
Rare Metals
Quantities of Indium and Rhenium produced and sold in 2013 and during the period from June 12, 2012 to December 31, 2012 were immaterial. Gallium is sourced in two forms: scrap feed from various semiconductor producers and Gallium metal 99.99% (“GaM”) supplied primarily by our Ingal Stade joint venture. In fiscal 2013, we sourced approximately [ ] mt of scrap feed Gallium and [ ] mt of GaM. During the period from June 12, 2012 to December 31, 2012, we purchased approximately 7.5 mt of scrap feed Gallium and 20 mt of GaM. Gallium scrap generators have been supplying scrap feedstock as long as the Gallium semiconductor industry has been in business. GaM producers have been consistently supplying this metal over the years based on market demand for Gallium end-use applications. Prices for Gallium scrap feedstock have been relatively more stable than prices of GaM. Our average price for Gallium scrap in 2012 decreased by approximately 39% from our average price in 2011, whereas our average price for GaM decreased by approximately 46%. Average price for Gallium scrap in 2013 decreased by approximately [ ]% from our average price in 2012, whereas our average price for GaM decreased by approximately [ ]%.

With respect to our production of Tantalum and Niobium, our Molycorp Silmet facility procures Iron-Niobium-Tantalite (“FeNbTa”), Tantalite, Columbite and Niobium Hydroxide from various suppliers. All of Molycorp Silmet suppliers have a record of timely and reliable supply over several years. In fiscal 2013, we purchased [ ] mt of FeNbTa, [ ] mt of Tantalite, [ ] mt of Columbite and [ ] mt of Niobium Hydroxide. We experienced ranges between the low and the high price for our 2013 raw material purchases of [ ]% for FeNbTa, [ ]% for Tantalite, [ ]% for Columbite and [ ]% for Niobium Hydroxide. In fiscal 2012, we purchased 411 mt of FeNbTa, 171 mt of Tantalite, 550 mt of Columbite and 47 mt of Niobium Hydroxide. We experienced ranges between the low and the high price for our 2012 raw material purchases of 51% for FeNbTa, 100% for Tantalite, 20% for Columbite and 32% for Niobium Hydroxide. For the period from April 1 2011 to December 31, 2011, we purchased [ ] mt of FeNbTa, [ ] mt of Tantalite, [ ] mt of Columbite and [ ] mt of Niobium Hydroxide. We experienced ranges between the low and the high price for our 2011 stub period purchases of [ ]% for FeNbTa, [ ]% for Tantalite, [ ]% for Columbite and [ ]% for Niobium Hydroxide.

End of proposed selected updated section for Item 1 Business.

ITEM 2.    PROPERTIES.
Molycorp Mountain Pass

Production Data {NTD: approximate disclosure framework}

For fiscal 2011, our annual production derived exclusively from the historical stockpile of bastnasite. From January 1, 2012 through June 25, 2012, 100% of production was also from historical stockpiled material; from June 26, 2012 through July 30, 2012, 91.7% came from stockpiled material and 8.3% from new material; from July 31, 2012 through September, 27, 2012, 50% came from stockpiled material and 50% from new material; and from September 28, 2012 through December 31, 2012, 100% came from new material.

The legacy neodymium-from-bastnasite, or NFB, processing plant at Resources had a leach recovery rate of [ ], 56% and 57% in fiscal 2013, 2012 and 2011, respectively. The flotation plant, which was commissioned in the second quarter of 2012, had a recovery rate of approximately [ ] and 47% in fiscal 2013 and 2012, respectively. We note that the 2012 and 2011 recovery rates represented start-up conditions.

The following table presents statistics for our mining through flotation processes for fiscal 2013 and 2012. Tonnages are accurate to within+ or – 5% for all stockpile surveys and belt scale totalizers. We did not produce any new concentrate in fiscal 2011.

	Tons (in thousands)	Average Grade
Legacy ore stockpile at December 31, 2011	36	6.34%
Ore mined	106	9.15%
Ore milled	(88)	7.64%
Ore stockpiles at December 31, 2012	54	7.40%
Ore mined	TBD	—%
Ore milled	TBD	—%
Ore stockpiles at December 31, 2013	TBD	—%

Concentrate production fiscal 2012	6	50.34%
Concentrate sold or fed to separators process	(4)	50.98%
Concentrate stockpile at December 31, 2012	2	49.06%
Concentrate production fiscal 2013	TBD	—%
Concentrate sold or fed to separators process	TBD	—%
Concentrate stockpile at December 31, 2013	TBD	—%

Aggregate production volume of finished products at Resources was [ ] mt, 2,336 mt and 3,062 in fiscal 2013, 2012 and 2011, respectively.

In addition to our internal production, during 2011 we purchased 20 mt of rare earth Mischmetal, 40 mt of Lanthanum Oxide and 34 mt of Cerium Oxide from third-party producers. For fiscal 2012 and 2013, we did not purchase any rare earth products from third-party producers.

End of proposed updated section for Item 2 Properties.

ITEM 7.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Modernization and Expansion of our Molycorp Mountain Pass Facility
During fiscal 2011, the legacy rare earth production systems utilized stockpiled bastnasite from the old flotation operation that ended in 2002. In fiscal 2012, the stockpiled bastnasite continued to be used and depleted during construction of the new flotation process. Construction of the crusher, mill and paste tailings plant was accelerated to ensure start-up of those assets before the stockpiled material was exhausted. Although the start-up and commissioning of these assets under the accelerated plan was negatively impacted by various mechanical and process difficulties, bastnasite feedstock from the new facilities supplemented the stockpiled feedstock for production beginning with the period from June 26, 2012 through July 30, 2012.

We experienced delays associated with our modernization and expansion efforts at our Molycorp Mountain Pass facility that led to lower-than-anticipated production from the Resources segment in fiscal 2013 and 2012. We had forecast that the facility would be operational during the fourth quarter of 2012 to a level that would have allowed us to achieve an initial planned annual run rate of 19,050 mt beginning in 2013. However, we revised that production ramp-up schedule in January 2013 to reflect an updated estimate whereby the facility was expected to achieve an initial planned annual run rate of 19,050 mt by mid-year 2013. [NTD: add fiscal 2013 update.]

Our total capital expenditures of $[ ] billion for the modernization and expansion efforts and certain other capital projects at our Molycorp Mountain Pass facility include the additional labor and other costs associated with the accelerated construction and start-up plan. At the end of fiscal 2012, we had estimated those capital expenditures would have totaled $1.45 billion. See the "Capital Investment" section below for further detail.

This revised forecast, and lower-than-anticipated production, were the result of several factors typical of the start-up of complex, multi-stage mining and chemical manufacturing facilities, primarily the following: delays in bringing the mill up to initial run rate capacity; certain defective engineering work that required additional engineering, procurement, and construction to correct; delays in the delivery of critical parts and equipment; production bottlenecks during start-up resulting from delays in bringing the leach and multi-stage crack processes up to initial run rate capacity; and limitations on available bastnasite feedstock due to delays in bringing the mill up to initial run rate capacity and the fact that historic stockpiles were exhausted in 2012.

End of proposed updated section for Item 7 MD&A.